# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Krystal Biotech, Inc. (the "Company"), CIK 0001711279
CUSIP: 501147102
Title of class of securities: Common Stock, $0.00001 par value ("Common Stock")
Address of issuer's principal executive offices: 2100 Wharton Street, Suite 701, Pittsburgh, Pennsylvania (PA), 15203
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-038236
Filed by CIK 0001298709

## Reporting persons
- Krish S. Krishnan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,388,283; sole dispositive power 0; shared dispositive power 3,388,283; aggregate amount beneficially owned 3,388,283 (11.5% of the class)
- Suma M. Krishnan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,388,283; sole dispositive power 0; shared dispositive power 3,388,283; aggregate amount beneficially owned 3,388,283 (11.5% of the class)

## Item 1. Issuer
Name of issuer: Krystal Biotech, Inc. (the "Company")
Address of issuer's principal executive offices: 2100 Wharton Street, Suite 701, Pittsburgh, Pennsylvania, 15203

## Item 2. Person Filing
Name of person filing: The Reporting Persons, Mr. Krish S. Krishnan and his wife, Mrs. Suma M. Krishnan, each filed a Schedule 13G on April 4, 2018, which were both then amended on February 19, 2019, and February 14, 2020 (the "Individual 13Gs"). The Reporting Persons are now reporting together on this Schedule 13G/A, which is deemed to be the 3rd Amendment to the Individual 13Gs.
Address of principal business office or, if none, residence:
c/o KRYSTAL BIOTECH, INC.
2100 WHARTON STREET
SUITE 701
PITTSBURGH, PA 15203
Citizenship: Mr. and Mrs. Krishnan are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate 3,388,283 shares of the Company's Common Stock as set forth in more detail in response to Item 4(c) below.
Percent of class:
11.5%

The percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 29,479,756 shares of Common Stock outstanding as of April 29, 2026, as reported by the Company in its Form 10-Q filed with the U.S. Securities and Exchange Commission on May 4, 2026.
Sole power to vote or to direct the vote:
Krish S. Krishnan: 0 shares of Common Stock
Suma M. Krishnan: 0 shares of Common Stock
Shared power to vote or to direct the vote:
Krish S. Krishnan: 3,388,283 shares of Common Stock
Suma M. Krishnan: 3,388,283 shares of Common Stock

The reported securities are directly held as follows:

(i) 1,475,253 shares of Common Stock directly owned by Krish S. Krishnan;
(ii) 1,403,155 shares of Common Stock directly owned by Suma M. Krishnan;
(iii) 90,000 shares of Common Stock that are directly owned by the SMK Trust FBO KSK, an irrevocable trust established by Mrs. Krishnan for the benefit of Mr. Krishnan who serves as a co-trustee and shares voting and dispositive power with a 3rd party co-trustee. These shares of Common Stock are not beneficially owned by Mrs. Krishnan but are included to disclose the aggregate holdings of both Reporting Persons;
(iv) 90,000 shares of Common Stock that are directly owned by the Krishnan Spousal Trust, an irrevocable trust established by Mr. Krishnan for the benefit of Mrs. Krishnan who serves as a co-trustee and shares voting and dispositive power with a 3rd party co-trustee. These shares of Common Stock are not beneficially owned by Mr. Krishnan but are included to disclose the aggregate holdings of both Reporting Persons;
(v) 50,000 shares of Common Stock owned by the Krishnan Family Trust, a revocable trust established for the benefit of Mr. and Mrs. Krishnan who share voting and investment control of the trust;
(v) 158,525 shares of Common Stock issuable upon the exercise of stock options held by Mr. Krishnan; and
(vi) 121,350 shares of Common Stock issuable upon the exercise of stock options held by Mrs. Krishnan.

The Reporting Persons may be deemed to share beneficial ownership of the reported securities, but the filing of this Statement shall not be construed as an admission of such beneficial ownership for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.
Sole power to dispose or to direct the disposition:
Krish S. Krishnan: 0 shares of Common Stock
Suma M. Krishnan: 0 shares of Common Stock
Shared power to dispose or to direct the disposition:
Krish S. Krishnan: 3,388,283 shares of Common Stock
Suma M. Krishnan: 3,388,283 shares of Common Stock

See Item 4(c)(ii) above, which is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Krish S. Krishnan: /s/ Krish S. Krishnan, Krish S. Krishnan/Chariman & CEO (05/04/2026)
- Suma M. Krishnan: /s/Suma M. Krishnan, Suma M. Krishnan/Director, President R&D (05/04/2026)